Via Facsimile and U.S. Mail
Mail Stop 4720

July 23, 2009

Ms. Zhilin Li
Chief Executive Office
China Pharma Holdings, Inc.
2nd Floor, No. 17, Jinpan Road
Haikou, Hainan Province China 570216

Re: China Pharma Holdings, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed June 24, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Forms 10-Q/A for the Quarterly Periods Ended March 31, June 30, and
September 30, 2008 and March 31, 2009
Filed June 24, 2009
File No. 000-29523

Dear Ms. Li:

        We have completed our review of the above filings and have no further comments
at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief

Cc: Via Facsimile
        Charles Law, Esq.
        King and Wood LLP
        011-86-10-5875599